UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 6)*
Under the Securities Exchange Act of 1934

CHARLIE’S HOLDINGS, INC.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

16077A101
(CUSIP Number)

Vincent C. Smith	LB 2, LLC	Red Beard Holdings, LLC
17595 Harvard Avenue, Suite C511	17595 Harvard Avenue, Suite C511	17595 Harvard Avenue, Suite C511
Irvine, CA 92614	Irvine, CA 92614	Irvine, CA 92614
	Attention: Manager	Attention: Manager

With Copies To:
Daniel W. Rumsey, Esq.
Jessica R. Sudweeks, Esq.
Disclosure Law Group, aPC
655 West Broadway, Suite 870
San Diego, CA 92101
Tel: (619) 272-7050
Fax: (619) 330-2010

February 8, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16077A101	13D	Page 1 of 9 Pages

1.	NAMES OF REPORTING PERSONS LB 2, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 9,275,996
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 9,275,996
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,275,996
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *(1)
14.	TYPE OF REPORTING PERSON (see instructions) OO (LLC)

* Less than 0.1%

(1)
The Reporting Person is a party to a Voting Agreement that may limit its ability to vote its outstanding shares of capital stock of the Company in certain circumstances. See Item 4 of this Schedule 13D for additional information.

CUSIP No. 16077A101	13D	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS Red Beard Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,359,883,729
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,359,883,729
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,359,883,729 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7(1)(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO (LLC)

(1)
Beneficial ownership is determined in accordance with Rule 13d-3 under the Act and includes voting or investment power with respect to the reported securities. Shares of the Common Stock that may be acquired by the Reporting Person within 60 days are deemed to be outstanding for the purpose of computing the number and percentage of shares beneficially owned by the Reporting Person, but are not deemed to be outstanding for the purpose of computing the number or percentage of shares beneficially owned by the other Reporting Persons. As a result, the number of shares and percentage ownership reported by the Reporting Person does not reflect the actual ownership or voting power of the Reporting Person with respect to securities of the Issuer that are actually outstanding.

(2)
The Reporting Person is a party to a Voting Agreement that may limit its ability to vote its outstanding shares of capital stock of the Company in certain circumstances. See Item 4 of this Schedule 13D for additional information.

CUSIP No. 16077A101	13D	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS Vincent C. Smith
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,423,617,837
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,423,617,837
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,423,837 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0 (1)(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)
Beneficial ownership is determined in accordance with Rule 13d-3 under the Act and includes voting or investment power with respect to the reported securities. Shares of the Common Stock that may be acquired by the Reporting Person within 60 days are deemed to be outstanding for the purpose of computing the number and percentage of shares beneficially owned by the Reporting Person, but are not deemed to be outstanding for the purpose of computing the number or percentage of shares beneficially owned by the other Reporting Persons. As a result, the number of shares and percentage ownership reported by the Reporting Person does not reflect the actual ownership or voting power of the Reporting Person with respect to securities of the Issuer that are actually outstanding.

(2)
The Reporting Person is a party to a Voting Agreement that may limit its ability to vote its outstanding shares of capital stock of the Company in certain circumstances. See Item 4 of this Schedule 13D for additional information.

CUSIP No. 16077A101	13D	Page 4 of 9 Pages

EXPLANATORY NOTE

Reference is hereby made to that certain statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 16, 2015 relating to the beneficial ownership by the Reporting Persons of the Common Stock of the Issuer. The Schedule 13D was amended by (i) the filing of Amendment No. 1 to Schedule 13D with the SEC on July 23, 2015, (ii) the filing of Amendment No. 2 to Schedule 13D with the SEC on August 28, 2015, (iii) the filing of Amendment No. 3 to Schedule 13D with the SEC on November 4, 2015, (iv) the filing of Amendment No. 4 to Schedule 13D with the SEC on December 14, 2015, and (v) the filing of Amendment No. 5 to Schedule 13D with the SEC on April 25, 2016. This Amendment No. 6 to Schedule 13D is intended to amend and restate the Schedule 13D, as previously amended, in its entirety to reflect all transactions since the date of filing Amendment No. 5 (as so amended, this “Schedule 13D” or this “Statement”).

The Reporting Persons hereby amend and restate the Schedule 13D as follows:

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”), of Charlie’s Holdings, Inc. (the “Company”). The principal executive offices of the Company are located at 1007 Brioso Drive, Costa Mesa, California 92627.

Item 2. Identity and Background

(a) This Schedule 13D is filed by the following persons:

●
LB 2, LLC, a limited liability company organized under the laws of California (“LB 2 ”);

●
Red Beard Holdings, LLC, a limited liability company organized under the laws of Delaware (“Red Beard ”); and

●
Vincent C. Smith, an individual (“Mr. Smith ” and, together with LB 2 and Red Beard, the “Reporting Persons”).

Mr. Smith is the Manager of LB 2 and has the sole right to vote and dispose of the securities held by LB 2. Mr. Smith is the Manager of Red Beard and has the sole right to vote and dispose of the securities held by Red Beard.

The agreement among the Reporting Persons relating to the joint filing of this Statement was previously attached as Exhibit 1 to Amendment No. 2 to Schedule 13D.

(b) The business address for each of the Reporting Persons is 17595 Harvard Avenue, Suite C511, Irvine, California 92614.

(c) LB 2 and Red Beard are investment vehicles. The principal occupation of Mr. Smith is Principal of Toba Capital.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) This citizenship of the Reporting Persons is as follows:

●
LB 2 is a limited liability company organized under the laws of California;

●
Red Beard is a limited liability company organized under the laws of Delaware; and

●
Mr. Smith is a citizen of the United States of America.

CUSIP No. 16077A101	13D	Page 5 of 9 Pages

Item 3. Source and Amount of Funds or Other Consideration

The source of funds for the acquisition of the securities of the Company reported in this Statement as beneficially owned by the Reporting Persons was the available capital of LB 2, Red Beard and Mr. Smith, as applicable. None of the funds used to acquire the reported securities were borrowed or otherwise obtained for the purpose of acquiring the securities.

For additional information about the acquisition of the reported securities, see the disclosure in Item 4 of this Statement, which is incorporated by reference into this Item 3.

Item 4. Purpose of Transaction

The securities of the Company to which this Statement relates have all been acquired by the Reporting Persons for investment purposes. A summary of the transactions pursuant to which the reported securities were acquired is set forth below.

Purchase of Series C Preferred Stock and Warrants by Red Beard (April 2016 through July 2016)

On April 13, 2016, Red Beard entered into a Securities Purchase Agreement with the Company (as subsequently amended, the “April Purchase Agreement”), pursuant to which Red Beard purchased (i) 25,000 shares of the the Company’s Series C Convertible Preferred Stock, par value $0.001 per share (the “Series C Preferred”) for $100.00 per share on April 13, 2016, (ii) 10,000 shares of the Series C Preferred for $100.00 per share on July 16, 2016, and (iii) 11,400 shares of the Series C Preferred for $100.00 per share on August 31, 2016. The shares of Series C Preferred purchased pursuant to the April Purchase Agreement are convertible into an aggregate of 33,333,334 shares of Common Stock (the “April Conversion Shares”). In connection with the April Purchase Agreement, the Company filed a Third Amended and Restated Certificate of Designation (the “Third Certificate of Designation”) on April 13, 2016.

Pursuant to the April Purchase Agreement, Red Beard also acquired warrants (the “April Warrants”) to purchase that number of shares of Common Stock equal to 100% of the April Conversion Shares, which have an exercise price of $0.15 per share. Because Red Beard has completed the Initial Investment and, in the absence of another investor participating, has committed to complete the Second Investment, Red Beard is reporting that the April Warrants provide it with the right to acquire 30,933,334 shares of Common Stock. The April Warrants have a five-year term and are immediately exercisable. As more fully described below under the heading “Warrant Exchange Program,” the April Warrants were subsequently cancelled and exchanged for shares of the Company’s Common Stock.

Concurrent with the execution of the April Purchase Agreement, each of the Reporting Persons (collectively, the “Stockholders”) entered into an agreement with the Company (the “Voting Agreement”) pursuant to which they agreed, among other things, that they shall not be entitled to vote any outstanding shares of capital stock of the Company, including any shares of Series C Preferred or Common Stock (including any shares of Common Stock acquired upon the exercise of warrants), whether owned as of the date of the Voting Agreement or acquired thereafter, to the extent that the Stockholders would collectively control in excess of 50% of the total voting power of the outstanding shares of capital stock of the Company (the “Voting Power”) at the time of any such vote, provided, however, that the Stockholders shall collectively be entitled to vote that number of shares of the capital stock of the Company held by the Stockholders that equal up to exactly 50% of the Voting Power at the time of any such vote. For purposes of the Voting Agreement “Stockholders” include any “affiliate” (as defined in Rule 144 under the Securities Act of 1933, as amended) of any of the Stockholders to which any shares of capital stock of the Company are sold or transferred on or following the date of the Voting Agreement. The voting limitation set forth in the Voting Agreement shall terminate upon the expiration of 61 days following the date on which written notice is delivered to the Company by the Stockholders holding a majority of the shares of capital stock of the Company then held by all Stockholders requesting that the voting limitation be so terminated. For the sake of clarity, the Voting Agreement does not limit the ability of any of the Stockholders to exercise investment power (including the power to dispose, or direct the disposition) of any shares of the capital stock of the Company.

Purchase of Series D Preferred Stock and Warrants by Red Beard (February 2017)

On February 8, 2017, Red Beard entered into a Securities Purchase Agreement with the Company (the “February 2017 Purchase Agreement”), pursuant to which Red Beard purchased 10,000 shares of the Company’s Series D Convertible Preferred Stock, par value $0.001 per share (the “Series D Preferred”) for $100 per share. Each share of Series D Preferred had a stated value of $100 per share (the “Series D Stated Value”), and was immediately convertible, at the option of each respective holder, into that number of shares of Common Stock equal to the Stated Value, divided by $0.15 per share. As a result, the shares of Series D Shares purchased by Red Beard pursuant to the February 2017 Purchase Agreement were convertible into 6,666,667 shares of Common Stock (the “Series D Conversion Shares”). The terms of the Series D Preferred are more fully described in that certain Certificate of Designation, Preferences, Rights and Limitations of Series D Convertible Preferred Stock of the Company filed with the Secretary of State of Nevada on January 24, 2017 (the “Series D Certificate of Designation”).

CUSIP No. 16077A101	13D	Page 6 of 9 Pages

Pursuant to the February 2017 Purchase Agreement, Red Beard also acquired warrants (the “February 2017 Warrants”) to purchase an aggregate of 13,333,334 shares of Common Stock (the “February 2017 Warrant Shares”), which reflects a number of shares equal to 200% of the February 2017 Conversion Shares. The February Warrants have a five-year term and are immediately exercisable for $0.15 per share. As more fully described below under the heading “Warrant Exchange Program,” the February 2017 Warrants were subsequently cancelled and exchanged for shares of the Company’s Common Stock.

Warrant Exchange (February 2017)

On February 8, 2017, each of Mr. Smith, LB 2 and Red Beard entered into a Warrant Exchange Agreement with the Company (the “Exchange Agreement”) whereby warrants issued to LB 2 a Securities Purchase Agreement in February 2015, subsequently transferred to Mr. Smith (the “February Warrants”), warrants issued to Red Beard pursuant to a Securities Purchase Agreement in August 2015 (the “August Warrants), the October Warrant (defined below), warrants issued to Red Beard pursuant to a Securities Purchase Agreement in November 2015 (the “November Purchase Agreement”), (the “November Warrants”), the April Warrants, and the February 2017 Warrants (collectively, the “Outstanding Warrants”) were cancelled, and, in return the Company issued to Mr. Smith, LB 2, LLC and Red Beard 0.5 share of Common Stock for every share of Common Stock otherwise issuable upon exercise of Outstanding Warrants (the “Exchange Shares”). As a result, Outstanding Warrants to purchase an aggregate total of 89,849,912 shares of Common Stock were cancelled in exchange for an aggregate of 44,924,956 Exchange Shares. Mr. Smith received 8,750,000 Exchange Shares, LB 2, LLC received 7,816,667 Exchange Shares, and Red Beard received 28,358,289 Exchange Shares.

Red Beard Note Conversion (April 2019)

In April 2018, the Company sold certain inventory to Red Beard for an aggregate purchase price of approximately $1.44 million (the “Purchase Price”). As payment for the Purchase Price, the principal amount of a senior secured convertible promissory note issued to Red Beard by the Company in the principal amount of $2.25 million (the “Red Beard Note”) was reduced by the Purchase Price, resulting in approximately $814,000 owed to Red Beard under the terms of the Red Beard Note as of April 5, 2018. As of March 31, 2019, the Company owed Red Beard $569,741 in principal and accrued but unpaid interest pursuant to the Red Beard Note. On April 26, 2019, Red Beard converted all amounts due under the terms of the Red Beard Note into 348,367,950 shares of the Company’s Common Stock.

Charlie’s Holdings Securities Exchange (April 2019)

On April 26, 2019 (the “Closing Date”), Charlie’s Holdings, Inc., formerly known as True Drinks Holdings, Inc., entered into a Securities Exchange Agreement (“Exchange Agreement”), with each of the members, including the Reporting Person (“Members”), of Charlies Chalk Dust, LLC, a Delaware limited liability company (“CCD”), and certain direct investors (“Direct Investors”), pursuant to which the Company acquired all outstanding membership interests of CCD beneficially owned by the Members in exchange for the issuance by the Company of units (“Units”) (the “Share Exchange”).

On April 26, 2019, in connection with the Share Exchange, pursuant to a Debt Conversion Agreement, Red Beard purchased substantially all outstanding indebtedness of the Company, including, without limitation, the Food Labs Note and Secured Notes. Thereafter, the Company entered into a Debt Conversion Agreement with Red Beard, pursuant to which Red Beard converted all indebtedness then held by Red Beard, amounting to an aggregate of $4,227,250, into 1,070,741,474 shares of the Company’s Common Stock (the “Debt Conversion”). As a result of the Debt Conversion, all indebtedness, liabilities and other obligations of the Company held by and owed to Red Beard were cancelled and deemed satisfied in full.

Ownership of Mr. Smith

Mr. Smith is the Manager of LB 2 and has the sole right to vote and dispose of the securities held by LB 2. In addition, Mr. Smith is the Manager of Red Beard and has the sole right to vote and dispose of the securities held by Red Beard. As a result, Mr. Smith has sole voting and dispositive power over the securities reported by him and by each of the other Reporting Persons, and each of the other Reporting Persons has shared voting and dispositive power over the securities reported by that Reporting Person.

In addition to the shares of Common Stock reported as being beneficially owned by the Reporting Persons above, Mr. Smith holds 1,041,445 shares of Common Stock (some of which were acquired more than 60 days prior to the date on which this Schedule 13D was originally filed), in an Investment Retirement Account of which he is the sole owner.

CUSIP No. 16077A101	13D	Page 7 of 9 Pages

Furthermore, on October 9, 2015, in connection with, and as partial consideration for, Mr. Smith executing a Personal Guaranty of Bottling Agreement, the Company executed a warrant to purchase Common Stock (the “October Warrant”) pursuant to which Mr. Smith acquired the right to purchase up to 17,500,000 shares of Common Stock at an initial exercise price of $0.188 per share. In connection with the execution of a Securities Purchase Agreement with the Company, pursuant to which Red Beard (i) purchased 10,000 shares of the Series C Preferred for $100.00 per share effective as of November 25, 2015, (ii) purchased an additional 10,000 shares of the Series C Preferred for $100.00 per share effective as of December 18, 2015, and (iii) purchased an additional 10,000 shares of the Series C Preferred for $100.00 per share on January 18, 2016, the exercise price of the October Warrant was subsequently reduced to $0.15 per share pursuant to the anti-dilution provisions set forth therein. The October Warrant has a five-year term and is immediately exercisable. As described above, the October Warrant was cancelled on February 8, 2017, and, in exchange, Mr. Smith received 8,750,000 Exchange Shares.

As a result of the aforementioned transactions and relationships, Mr. Smith is reporting beneficial ownership of an aggregate of 3,423,617,837 shares of Common Stock.

Summary of Referenced Documents

The foregoing descriptions of the (i) the February 2017 Purchase Agreement, the Series D Certificate of Designation; (ii) the February 2017 Warrants; (iii) the Red Beard Note; (iv) the Debt Conversion Agreement; and (v) the Exchange Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of those documents, each of which is included as an exhibit to this Statement. For additional information, see the disclosure in Item 7 of this Statement, which is incorporated by reference into this Item 4.

Plans or Proposals of Reporting Persons

The Reporting Persons have no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investments in the Company on a continuing basis and have in the past, and may in the future, engage in discussions with management, the board of directors, other stockholders and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Company. Depending on various factors including, without limitation, the results of any such discussions; the Company’s operating results, financial position and business strategy; the trading price of the Common Stock; conditions in the securities market; and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Company as they deem appropriate. These actions may include, but are not limited to, purchasing additional shares of Series C Preferred or Common Stock; converting additional shares of Series C Preferred into Common Stock; exercising the February Warrants, the October Warrants, the November Warrants and/or the April Warrants (in whole or in part); purchasing additional securities of the Company that it may issue from time to time; selling some or all of their shares of Series C Preferred or Common Stock (including Common Stock that may be received upon conversion of the Series C Preferred), subject to compliance with applicable law; engaging in any hedging or similar transactions with respect to the Company’s securities, subject to compliance with applicable law; seeking additional board representation; taking other action to effect changes in the board composition, ownership structure or operations of the Company; encouraging the Company to pursue one or more strategic transactions or strategic alternatives to its current business; and/or otherwise changing their intention with respect to any and all matters referred to in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The information set forth on the Cover Pages to this Statement, and in Item 4 of this Statement, is incorporated by reference into this Item 5.

(a) Information about the number of shares of Common Stock, and the percentage of Common Stock, beneficially owned by each Reporting Person is set forth below:

LB 2, LLC

●
Number of Shares Beneficially Owned: 9,275,996 (see Row 11 of the applicable Cover Page)

●
Percentage of Class: less than 0.1% (see Row 13 of the applicable Cover Page)

Red Beard Holdings, LLC

●
Number of Shares Beneficially Owned: 3,359,883,729 (see Row 11 of the applicable Cover Page)

●
Percentage of Class: 16.7% (see Row 13 of the applicable Cover Page)

Vincent C. Smith

●
Number of Shares Beneficially Owned: 3,423,617,837 (see Row 11 of the applicable Cover Page)

●
Percentage of Class: 17.0% (see Row 13 of the applicable Cover Page)

CUSIP No. 16077A101	13D	Page 8 of 9 Pages

With respect to each of the Reporting Persons, beneficial ownership is determined in accordance with Rule 13d-3 under the Act and includes voting or investment power with respect to the reported securities. Shares of Common Stock that may be acquired by a Reporting Person within 60 days are deemed to be outstanding for the purpose of computing the number and percentage of shares beneficially owned by the Reporting Person, but are not deemed to be outstanding for the purpose of computing the number or percentage of shares beneficially owned by the other Reporting Persons. As a result, the number of shares and percentage ownership reported by each Reporting Person does not reflect the actual ownership or voting power of the Reporting Person with respect to securities of the Company that are actually outstanding.

The percentage of class reported as beneficially owned by each of the Reporting Persons is based on 18,965,365,012 shares of Common Stock and 206,249 shares of Series A Preferred, of which 33,750 shares of Series A Preferred are held by Red Beard, outstanding as of November 12, 2019.

Concurrent with the execution of the April Purchase Agreement, the Stockholders entered into the Voting Agreement pursuant to which they agreed that they shall not be entitled to vote any outstanding shares of capital stock of the Company, whether owned as of the date of the Voting Agreement or acquired thereafter, to the extent that the Stockholders would collectively control in excess of 50% of the Voting Power at the time of any such vote. For additional information about the Voting Agreement, see the disclosure in Item 4 of this Statement, which is incorporated by reference into this Item 5.

(b) Mr. Smith is the Manager of LB 2 and has the sole right to vote and dispose of the securities held by LB 2. In addition, Mr. Smith is the Manager of Red Beard and has the sole right to vote and dispose of the securities held by Red Beard. As a result, Mr. Smith has sole voting and dispositive power over the securities reported by him and by each of the other Reporting Persons, and each of the other Reporting Persons has shared voting and dispositive power over the securities reported by that Reporting Person.

(c) This Schedule 13D was originally filed with the SEC on June 16, 2015, and was previously amended by (i) the filing of Amendment No. 1 to Schedule 13D with the SEC on July 23, 2015, (ii) the filing of Amendment No. 2 to Schedule 13D with the SEC on August 28, 2015, (iii) the filing of Amendment No. 3 to Schedule 13D with the SEC on November 4, 2015, (iv) the filing of Amendment No. 4 to Schedule 13D with the SEC on December 14, 2015, and (v) the filing of Amendment No. 5 to Schedule 13D with the SEC on April 25, 2016. This Amendment No. 6 to Schedule 13D is intended to amend and restate this Schedule 13D in its entirety. Except as disclosed in Item 4 of this Statement, during the past 60 days, the Reporting Persons have not effected any transactions in the Company’s securities.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

For additional information about the contracts, arrangements, understandings or relationships among the Reporting Persons, and between any of the Reporting Persons and any other person, with respect to securities of the Issuer, see the disclosure in Item 4 of this Statement, which is incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits

The following agreements and other documents are being filed with, or incorporated by reference into, this Statement:

●
The Series D Certificate of Designation, the February 2017 Purchase Agreement, the February 2017 Warrants and the Exchange Agreement are incorporated herein by reference to Exhibits 4.1, 10.1, 10.2 and 10.3, respectively, to the Company’s Current Report on Form 8-K filed with the SEC on February 15, 2017.

●
The Red Beard Note is incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed on November 20, 2018

●
The Debt Conversion Agreement and the Exchange Agreement are incorporated herein by reference to Exhibits 10.1 and 10.2, respectively, to the Company’s Current Report on Form 8-K filed with the SEC on April 30, 2019.

For additional information about each of the agreements and other documents referenced above, see the disclosure in Item 4 of this Statement.

CUSIP No. 16077A101	13D	Page 9 of 9 Pages

SIGNATURES
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: November 21, 2019
LB 2, LLC

By: /s/ Vincent C. Smith
Name: Vincent C. Smith
Title: Manager

Red Beard Holdings, LLC
By: /s/ Vincent C. Smith Name: Vincent C. Smith Title: Manager

Vincent C. Smith /s/ Vincent C. Smith Vincent C. Smith